SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras")  hereby informs its shareholders and the market in general that, on this date, the rating agency Fitch Ratings ("Fitch") affirmed in "BB-" the IDRs - Company's long-term Issuer Default Ratings in local and foreign currency and the Long-Term National Ratings in 'AA- (bra)'. The outlook has been changed from negative to stable.

The full Fitch report that provides the assumptions for confirmation of the ratings mentioned above is available on the Company's website http://www.eletrobras.com.br/ri.

Rio de Janeiro, november 29, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

FITCH AFFIRMS ELETROBRAS' IDRS AT
'BB-'; OUTLOOK REVISED TO STABLE

Fitch Ratings-Sao Paulo-29 November 2016: Fitch Ratings has affirmed the Foreign and Local Currency Long-Term Issuer Default Ratings (IDRs) of Centrais Eletricas Brasileiras S.A. (Eletrobras) and its wholly owned subsidiary, Furnas Centrais Eletricas S.A. (Furnas) at 'BB-'. The Rating Outlook for both IDRs has been revised to Stable from Negative. Fitch has also affirmed the companies' Long-Term National Scale Ratings at 'AA-(bra)' with a Stable Outlook. A complete list of rating actions follows at the end of this release.

KEY RATING DRIVERS
The Outlook revision for the IDRs reflects the Federal Republic of Brazil's ('BB', Outlook Negative) increasing support to the Eletrobras group through capital injections of approximately BRL3 billion during 2016 and guarantees for loans reaching 30% of the debt. Fitch also expects the group's new management to implement measures to gradually improve its consolidated cash flow from operations.

Eletrobras' IDRs consider its strategic importance to the country because of its prominent position within the Brazilian power sector due to its significant market share in generation and transmission. The sovereign holds 51% of company voting shares.

On a standalone basis, Eletrobras' IDRs would be lower, due to its still weak consolidated operational cash generation, high capital expenditures program, and deteriorated credit metrics for the current rating category. The decision to accept the early renewal of all of its generation and transmission power concessions expiring between 2015 and 2017 severely affected Eletrobras' consolidated credit profile. Positively, the group has been successful in reducing operational costs, while additional compensation for the renewed transmission concessions at BRL28 billion will be added to its cash flow generation after July 2017. Eletrobras' financial profile benefits from a strong liquidity position and an extended debt maturity profile.

Eletrobras is exposed to political interference risks given its status as an entity controlled by the Brazilian government, despite of the positive initiatives from the new management. Current and future governments can use the company to help it achieve certain macroeconomic and social objectives through price controls and/or subsidies. Regulatory risk for the power sector is considered moderate in Brazil, while the hydrological risk is inherent to the sector.

Furnas' ratings are linked with its parent company (Eletrobras). Furnas is one of Eletrobras' largest subsidiaries, representing approximately 24% of the group's installed generation capacity and 31% of its transmission coverage in kilometers. Eletrobras has a centralized cash management policy and is the primary funding provider for Furnas. Eletrobras sets the company's strategic targets, such as corporate governance standards and investment plans.

INCREASING FEDERAL GOVERNMENT SUPPORT
Fitch believes Brazilian government's increasing support to Eletrobras is positive and should help the company to achieve the operational turn around needed to bring the group's credit metrics to more adequate levels in the medium term. Government has appointed market professionals and sector experts to Eletrobras' Board and Management teams followed by the development of a new Strategic Plan for 2017-2021. National Treasury has increased its participation as guarantor in loans (30% of total debt) and injected around BRL 3 billion of cash at Eletrobras' holding company to be converted into capital in the near future.

CASH GENERATION TO IMPROVE
Eletrobras' consolidated EBITDA generation should achieve an annual average of BRL2.7 billion in the period of 2017-2019, according to Fitch projections. Eletrobras' weak operational cash generation reflects the highly negative impact of its decision to accept the early renewal of all of its generation and transmission power concessions in 2013. As Fitch expected, in the LTM ended on Sept. 30, 2016 EBITDA was positively impacted by the booking of additional revenues referring to the compensation values for the transmission assets existing before 2000 for the concessions that were early renewed in 2013. EBITDA for the period reached BRL17.6 billion in comparison with a negative BRL6 billion in 2015. If the impact of compensation revenues was not factored in, the EBITDA would be negative.

LOWER CAPEX NEEDED
Eletrobras' consolidated free cash flow (FCF) generation is expected to remain negative, even though capex and investment have been revised and reduced as part of a new business strategy. Fitch views as positive that the company's subsidiaries did not participate in the recent transmission and generation bids promoted by the government. Eletrobras' Strategic Plan for 2017-2021 considers BRL35.8 billion of capex and capital injection in subsidiaries. Expansion plans pose a challenge and will need to be funded through new debt and cash generation. Fitch expects Eletrobras to resume paying dividends in 2017. The company's consolidated cash flow from operations (CFFO) of BRL5.3 billion during the LTM ended on Sept. 30, 2016 was sufficient to cover capex of BRL1.9 billion and dividends of BRL5 million, leading to a FCF of BRL3.5 billion.

MANAGEABLE DEBT MATURITY PROFILE
Eletrobras' consolidated risk profile benefits from an extended debt maturity schedule. Total adjusted debt, excluding the Reserva Global de Reversao (RGR), was BRL40 billion in September 2016 and includes 38% of loans coming from federal banks, which may give some financial flexibility. The federal government has supported the company through guarantees to part of the debts, reducing Eletrobras' cost of funds and benefitting its cash flow. Around 27% of the debt (excluding the RGR) was in foreign currency which brings some currency risk to the group.

DIVESTMENT OF DISTRIBUTION COMPANIES POSITIVE
Fitch believes the planned divestment of the power distribution companies contributes to the group's ability to improve cash generation. CELG's privatization auction is scheduled to occur on Nov. 30, 2016 and the remaining six companies should be privatized or returned to the Federal Governemt by December 2017. Fitch expects Eletrobras to sell its stake/control at CELG D for a minimum BRL900 million, which enhances the liquidity. In addition, even if the privatization of the other six other distribution companies should not bring any cash to Eletrobras, it will avoid approximately BRL 2 billion per year of losses.

HIGH IMPORTANCE TO BRAZIL
Eletrobras has a strong position as the largest electricity generation and transmission company in Brazil, with 32% of installed generation capacity and 53% of transmission lines as of September 2016. Its size and active presence in the most relevant energy projects under construction in Brazil make it strategically important to the country's economy and development.

KEY ASSUMPTIONS
--Receipt of BRL27.8 bi from compensation value for the transmission concession renewal over eight years, starting in July 2017 (inflation adjusted);
--Receipt of BRL900 million from the divestment of CELG D in 2017;
--Average annual capex (including capital injection in subsidiaries) of BRL7.4 billion from 2017 to 2019;
--Dividends: no payment in 2016; 25% of net profit in 2017 and 50% from 2018.

RATING SENSITIVITIES
Factors that could potentially lead to a negative rating action are:
--A downgrade of the sovereign;
--The perception of a weakening linkage of Brazilian government support;
--Deterioration on the company's liquidity position.

Factors that could potentially lead to a positive rating action are:
--Sustained recovery of the group's operational cash flow generation;
--The Brazilian government's continuous support in order to strengthen the linkage between the group and the Federal Republic of Brazil.

LIQUIDITY
Eletrobras has historically maintained a strong liquidity position. As of Sept. 30, 2016, the company's consolidated liquidity ratios, as measured by cash and equivalents/short-term debt and cash and equivalents plus CFFO/short-term debt, were adequate at 1.1x and 2.1x, respectively. Eletrobras' liquidity of BRL6.5 billion at the end of 3Q16, compared with BRL5.8 billion of short-term debt, should be reinforced the receipt of the compensation revenues for the renewal of the transmission concessions after July 2017 and the sale of CELG D. The negative EBITDA, when excluded the non-recurring compensation revenues, does not allow calculation of leverage ratios.

FULL LIST OF RATINGS ACTIONS

Fitch has affirmed the following ratings:

Eletrobras
--Foreign Currency LT IDR at 'BB-'; Outlook revised to Stable from Negative
--Local Currency LT IDR at 'BB-'; Outlook revised to Stable from Negative
--National Scale LT rating at 'AA-(bra)'; Outlook Stable
--USD1 billion senior unsecured notes due 2019 at 'BB-';
--USD1.75 billion senior unsecured notes due 2021 at 'BB-'.

Furnas
--Foreign Currency LT IDR at 'BB-'; Outlook revised to Stable from Negative
--Local Currency LT IDR at 'BB-'; Outlook revised to Stable from Negative
--National Scale LT rating at 'AA-(bra)'; Outlook Stable

Contact:

Primary Analyst
Adriane Silva
Associate Director
+55 11 4504-2205
Fitch Ratings Brasil Ltda., Alameda Santos, 700 - 7 andar - Cerqueira Cesar - Sao Paulo - SP -
CEP: 01418-100

Secondary Analyst
Mauro Storino
Senior Director
+55 21 4503-2625

Committee Chairperson
Lucas Aristizabal
Senior Director

+1-312-368-3260

Media Relations: Elizabeth Fogerty, New York, Tel: +1 (212) 908 0526, Email:
elizabeth.fogerty@fitchratings.com.

Additional information is available at 'www.fitchratings.com'.

Applicable Criteria
Criteria for Rating Non-Financial Corporates (pub. 27 Sep 2016)
https://www.fitchratings.com/site/re/885629
Parent and Subsidiary Rating Linkage (pub. 31 Aug 2016)
https://www.fitchratings.com/site/re/886557

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTPS://WWW.FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY'S PUBLIC WEB SITE AT WWW.FITCHRATINGS.COM. PUBLISHED RATINGS, CRITERIA, AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH'S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE, AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE CODE OF CONDUCT SECTION OF THIS SITE. FITCH MAY HAVE PROVIDED ANOTHER PERMISSIBLE SERVICE TO THE RATED ENTITY OR ITS RELATED THIRD PARTIES. DETAILS OF THIS SERVICE FOR RATINGS FOR WHICH THE LEAD ANALYST IS BASED IN AN EU-REGISTERED ENTITY CAN BE FOUND ON THE ENTITY SUMMARY PAGE FOR THIS ISSUER ON THE FITCH WEBSITE.

Copyright © 2016 by Fitch Ratings, Inc., Fitch Ratings Ltd. and its subsidiaries. 33 Whitehall Street, NY, NY 10004. Telephone: 1-800-753-4824, (212) 908-0500. Fax: (212) 480-4435. Reproduction or retransmission in whole or in part is prohibited except by permission. All rights reserved. In issuing and maintaining its ratings and in making other reports (including forecast information), Fitch relies on factual information it receives from issuers and underwriters and from other sources Fitch believes to be credible. Fitch conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction. The manner of Fitch’s factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions and other reports provided by third parties, the availability of independent and competent third- party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors. Users of Fitch’s ratings and reports should understand that neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch relies on in connection with a rating or a report will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch and to the market in offering documents and other reports. In issuing its ratings and its reports, Fitch must rely on the work of experts, including independent auditors with respect to financial statements and attorneys with respect to legal and tax matters. Further, ratings and forecasts of financial and other information are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings and forecasts can be affected by future events or conditions that were not anticipated at the time a rating or forecast was issued or affirmed.

The information in this report is provided “as is” without any representation or warranty of any kind, and Fitch does not represent or warrant that the report or any of its contents will meet any of the requirements of a recipient of the report. A Fitch rating is an opinion as to the creditworthiness of a security. This opinion and reports made by Fitch are based on established criteria and methodologies that Fitch is continuously evaluating and updating. Therefore, ratings and reports are the collective work product of Fitch and no individual, or group of individuals, is solely responsible for a rating or a report. The rating does not address the risk of loss due to risks other than credit risk, unless such risk is specifically mentioned. Fitch is not engaged in the offer or sale of any security. All Fitch reports have shared authorship. Individuals identified in a Fitch report were involved in, but are not solely responsible for, the opinions stated therein. The individuals are named for contact purposes only. A report providing a Fitch rating is neither a prospectus nor a substitute for the information assembled, verified and presented to investors by the issuer and its agents in connection with the sale of the securities. Ratings may be changed or withdrawn at any time for any reason in the sole discretion of Fitch. Fitch does not provide investment advice of any sort. Ratings are not a recommendation to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect to any security. Fitch receives fees from issuers, insurers, guarantors, other obligors, and underwriters for rating securities. Such fees generally vary from US$1,000 to US$750,000 (or the applicable currency equivalent) per issue. In certain cases, Fitch will rate all or a number of issues issued by a particular issuer, or insured or guaranteed by a particular insurer or guarantor, for a single annual fee. Such fees are expected to vary from US$10,000 to US$1,500,000 (or the applicable currency equivalent). The assignment, publication, or dissemination of a rating by Fitch shall not constitute a consent by Fitch to use its name as an expert in connection with any registration statement filed under the United States securities laws, the Financial Services and Markets Act of 2000 of the United Kingdom, or the securities laws of any particular jurisdiction. Due to the relative efficiency of electronic publishing and distribution, Fitch research may be available to electronic subscribers up to three days earlier than to print subscribers.

For Australia, New Zealand, Taiwan and South Korea only: Fitch Australia Pty Ltd holds an Australian financial services license (AFS license no. 337123) which authorizes it to provide credit ratings to wholesale clients only. Credit ratings information published by Fitch is not intended to be used by persons who are retail clients within the meaning of the Corporations Act 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.